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                                                                     Exhibit 3.3

                 FOURTH AMENDMENT TO PURCHASE AND SALE AGREEMENT
                                (Walker Springs)

                  Re: Purchase and Sale Agreement dated November 30, 2001, between FIRST CAPITAL INCOME PROPERTIES, LTD. - SERIES VIII ("Seller") and CURSOR PROPERTIES, L.L.C. ("Purchaser"), as amended by that certain First Amendment to Purchase and Sale Agreement dated December 28, 2001, that certain Second Amendment to Purchase and Sale Agreement dated January 16, 2002, and that certain Third Amendment to Purchase and Sale Agreement dated January 18, 2002 (the "Contract")

     THIS FOURTH AMENDMENT to Purchase and Sale Agreement (the "Fourth Amendment") is made as of this 11th day of March, 2002 by and between Seller and Purchaser.

     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller and Purchaser hereby agree as follows:

1. To the extent of any inconsistencies or conflicts between the provisions of the Contract, on the one hand, and the provisions of this Fourth Amendment, on the other hand, the provisions of this Fourth Amendment shall govern and control. Capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Contract. All terms and conditions of the Contract shall remain in full force and effect, except to the extent expressly modified hereby.

2. Purchaser acknowledges that (A) notwithstanding any notice previously given to Seller terminating the Contract or the operation of any provision of the Contract pursuant to which the Contract would automatically terminate, the Contract is and has been in full force and effect and any such termination is void, (B) the Review Period has expired and Purchaser has waived its rights to terminate the Contract pursuant to Section 10.A, and (C) Purchaser waives any right it may have to terminate the Contract pursuant to Section 10.B of the Contract and acknowledges that it has received all Estoppel Certificates and/or Seller Estoppel Certificates that are required to be delivered by Seller under the Contract and has no claim against Seller resulting from any claim or statement contained in any Estoppel Certificate.

3. The Purchase Price shall be reduced from Six Million Five Hundred Thousand Dollars ($6,500,000) to Six Million Two Hundred Ten Thousand Dollars ($6,210,000).

4.   Omitted.

5. Seller acknowledges that construction reimbursements and commissions due by Seller in connection with the Rush Fitness Center lease shall be paid in full prior to or at Closing (or credited to Purchaser at Closing if not then yet due and payable), and Seller shall provide Purchaser with reasonable evidence thereof.

6. Exhibit L to the Contract (Lease Schedule - Parts I and II) is amended as follows:

     A. Canton Chinese, which is no longer a tenant at the Property, is deleted from the Lease Schedule.

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         B. The Lamar Corporation (the "Billboard Tenant") is added to the Lease
         Schedule as an additional tenant under the Contract, pursuant to a month-to-month tenancy without any corresponding written lease.

         C. The list of Lease-related documents respecting Rush Fitness Center is modified by adding that certain letter dated January 15, 2002 from Tim Hackett, Seller's Property Manager, to Michelle Rentel-Gallant, Seller's Property Accountant, which confirms that the amended Commencement Date under the Rush Fitness Center Lease is December 17, 2001 (the "Commencement Date Confirmation Letter").

7. Section 7 of the Contract is amended to read in its entirety as follows:

         "7.   CASUALTY LOSS AND CONDEMNATION
               ------------------------------

         If, prior to Closing, the Property or any part thereof shall be condemned, or destroyed or damaged by fire or other casualty covered by insurance (but for any deductible amount to be credited to Purchaser as described below), Seller shall promptly so notify Purchaser. In such event, Purchaser shall consummate the transaction contemplated by this Agreement notwithstanding such condemnation, destruction or damage. Purchaser shall be entitled (a) in the event of a condemnation, to receive the condemnation proceeds, and (b) in the event of a casualty, to settle the loss under all policies of insurance applicable to the destruction or damage and receive the proceeds of insurance applicable thereto, together with a credit in the amount of any deductible portion of the policy for which Purchaser would be responsible to pay in connection therewith, and Seller shall, at Closing, execute and deliver to Purchaser all customary proofs of loss, assignments of claims and other similar items. The provisions of this Section 7 shall supersede the provisions of any law regarding the allocation of the risk of loss between purchasers and sellers."

8. The Closing Date referenced in Section 4.A of the Contract is amended to be March 15, 2002.

9. This Fourth Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile transmissions of signed copies of this Fourth Amendment shall be deemed originals for all intents and purposes.

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         THIS FOURTH AMENDMENT is signed, sealed and delivered as of the date first set forth above.

SELLER:

FIRST CAPITAL INCOME PROPERTIES, LTD. - SERIES VIII, a Florida limited partnership

By:      First Capital Financial, L.L.C.,
         its general partner

         By:  ____________________

         Name: __________________

         Title: ___________________



PURCHASER:

CURSOR PROPERTIES, L.L.C.,
a South Carolina limited liability company

By: ______________________________
      John Gallaher, President

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